FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 5 , 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AUO January 2004 Consolidated Revenues Totaled NT$12.9 Billion”, dated February 5, 2004 .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 5, 2004	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AUO January 2004 Consolidated Revenues Totaled NT$12.9 Billion

Issued by: AU Optronics Corp.
Issued on: February 5, 2004

Hsinchu, Taiwan, February 5, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated net sales of NT$12,916 million for January 2004, the ninth consecutive month of record revenues. Unaudited unconsolidated net sales of NT$12,135 million was reported for the month

Despite Lunar New Year holidays and routine TaiPower annual maintenance at certain fabs, large-size TFT-LCD panel shipment in January 2004, inclusive of desktop monitors, notebook, LCD TV, and other applications, reached 1.3 million in January 2004, up 5.6% sequentially. The 11th straight month of record large panel shipment is primarily contributed by enhancing yields of AUO’s Gen. 5 production facility (Fab L8A). Unit shipment for small and medium size panels in January 2004 continued to experience seasonal decline in digital camera applications, down 12.5% from December 2003 to 1.5 million.

Consolidated revenues rose 8.9% M-o-M and 126.7% Y-o-Y, while unconsolidated net sales increased 8.7% and 127.0%, M-o-M and Y-o-Y, respectively.

Sales Report: (Unit: NT$ million)
Net Sales Revenues(1) (2)	Consolidated(3)	Unconsolidated
January 2004	12,916	12,135
December 2003	11,856	11,164
M-o-M Growth	8.9%	8.7%
January 2003	5,697	5,346
Y-o-Y Growth	126.7%	127.0%
(1):	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2):	Year 2004 figures and all consolidated numbers have not been audited, prepared by AU Optronics Corp.
(3):	Including only AU Optronics Corporation (“AUT”), AU Optronics (Labuan) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”).

News Release

#            #           #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com